March 19, 2009

Via EDGAR and Facsimile
Mr. Jorge Bonilla
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:   Desert Capital REIT, Inc.
Form 10-K and 10-K/A for the year ended 12/31/2007
Filed on 3/31/2008 and 4/14/2008
File No.  000-51344

Dear Mr. Bonilla:

Set forth below are the responses of Desert Capital REIT, Inc. (“Desert Capital” or the “Company”) to the Commission’s comment letter dated March 11, 2009.

For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments in bold font.

1.           We have read and considered your response to comment seven.  Using the guidance in Questions 1 and 4 of SAB Topic 5:E, please further expand on your response to explain how you considered the following circumstances in your determination of whether a sale occurred and recognition of gain was appropriate:

•	Your continuing involvement with CM.
•	The form of consideration you received (i.e., token down payment in cash, Desert’s common stock with no trading market, and nonrecourse debt).

The guidance provided in Question 1 of SAB Topic 5:E states as follows:

“In assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.”

“When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable.  Such continuing involvement may take the form of effective veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.”

We considered our continuing involvement with CM in light of the foregoing guidance and determined that our continuing involvement with CM does not constitute the type or extent of continuing involvement that is inconsistent with our determination that a sale occurred and recognition of gain was appropriate.  In reaching such determination, we considered the following facts:

•
All of the risks and benefits associated with the ownership of CM were transferred to Sandstone. That is, DCR is only entitled to receive the principal and interest payments on the note payable to DCR.  It has no other ability to share in the profit or upside potential of CM’s business.  Similarly, it is not subject to the risks or burdens associated with ownership of CM nor does it participate in any of CM’s losses beyond its interest in the note.

•
Upon the sale of CM, DCR retained no continuing profit participation, ownership interest, or fee arrangement on the loans originated or serviced by CM for other investors.  CM’s investor base is comprised of over 3,000 individual investors with investments totaling over $350 million, excluding loans serviced for DCR.

•
DCR does not possess any decision-making or managerial authority over CM whether contractual or otherwise.  Pursuant to the sale, DCR relinquished all managerial authority and control over CM to Sandstone.  As DCR’s advisor, Sandstone manages DCR’s day-to-day operations, subject to the control and supervision of DCR’s Board of Directors, which is comprised of seven members, four of which are independent and have no affiliation with CM or Sandstone.  The three companies have certain officers in common; however, all decision-making authority for CM rests solely with the management of CM and Sandstone.  DCR’s Board of Directors has no managerial authority or control over CM.

•	DCR has no veto power over CM’s major contracts, customers or other business activities.
•
Upon the sale of CM, DCR entered into a Loan Servicing Agreement with CM pursuant to which CM originates and services loans for DCR.  This Agreement is the standard form used by CM with all its investors.  DCR and CM also entered into a Loan Origination Agreement pursuant to which DCR has a first right of refusal, but not the obligation, to acquire loans from CM.

•
Historically, CM has generated significant cash flow and operated a profitable business.   Therefore, at the time of sale, CM did not need DCR to provide any ongoing financial support to or for the benefit of CM.  CM does not depend on DCR for financial support or survival.  As stated above, CM services a portfolio of over $350 million for private investors.  During 2008, CM originated loans totaling $43.8 million, of which $10.6 million were funded by DCR.

Notwithstanding the foregoing, as discussed in our prior response, we acknowledge that DCR has some continuing involvement in the operations of CM, which we believe is sufficient to provide DCR with some ability to influence the operating policies of CM and therefore is sufficient to preclude treatment of the sale as discontinued operations.  However, for the reasons stated above, we do not believe the nature or extent of our continuing involvement is sufficient to preclude sale treatment and recognition of gain on the sale.

The guidance provided in Question 4 of SAB Topic 5:E states the following:

“In addition, circumstances such as the following tend to raise questions as to the propriety of profit recognition at any given time subsequent to the transaction:

1.	Evidence of financial weakness of the buyer.
2.	Substantial uncertainty as to the amount of future costs and expenses to be incurred by the seller.
3.	Substantial uncertainty as to the amount of proceeds to be realized because of the form of consideration received; e.g., nonrecourse debt, notes with optional settlement provisions, purchaser's stock, or other nonmonetary consideration which may be of indeterminable value.”

We considered the form of consideration we received in light of the foregoing guidance and determined that the form of consideration we received was sufficient to support our determination that a sale occurred and recognition of gain was appropriate.  In reaching such determination, we considered the following facts:

•
We did not observe any evidence of financial weakness of Sandstone or CM.  As DCR’s advisor, Sandstone earns substantial management fees from DCR as well as from other entities for which it acts as manager or advisor.  Further, CM had operated a financially profitable business for more than 30 years and there was no evidence of financial weakness observed.

•
During 2007, CM originated $211 million in loans and serviced a portfolio of $522 million.  Its loan origination activity in 2008 was significantly less than 2007 as a result of overall market conditions.  However, CM earns servicing fees on its servicing portfolio and despite the turbulence and volatility in the real estate and credit markets, CM continues to be profitable.

•	There was no substantial uncertainty as to the amount of future costs and expenses to be incurred by the seller. There were and are no future costs or expenses to be incurred by DCR.
•
There was no substantial uncertainty as to the amount of the proceeds to be realized because of the form of consideration DCR received.  Even though a substantial portion of the consideration consisted of a note secured by a pledge of the membership interests in CM, we believed the amount of the proceeds was fixed and determinable.  Based on CM’s historical profitability and ability to generate significant cash flow at the time of the sale, we did not believe there was uncertainty as to the amount of proceeds we would realize in connection with the sale.  CM generated in excess of $14.2 million in cash flow from operations for 2005, 2006 and 2007 combined.  Further, despite the difficult real estate market environment, CM generated over $1.1 million in cash flow during the first quarter of 2008.  In addition, on March 31, 2008, at the time we were filing our Form 10-K, CM made its first principal and interest payment due under terms of the note payable to DCR.  Based on the foregoing, we determined that CM had demonstrated its ability to generate sufficient cash flow to make the payments required under the note payable to DCR such that there was no uncertainty as to the amount of proceeds that DCR would realize on the sale.

•
In addition to the note payable discussed in the previous point, the purchase consideration included shares of DCR stock, which were valued at $15.00 per share.  Although DCR’s common stock is not traded, this value was considered the fair value because DCR was then conducting its second offering, and shares were being sold to unaffiliated investors for $15.00 per share.  As noted in our previous response to comment eight, for the period January 1 through October 31, 2007, DCR sold 1.8 million shares of its common stock to unaffiliated investors for $15.00 per share. In addition, during November and December of 2007, DCR sold 89,000 shares to unaffiliated investors for $15.00 per share.  (Monthly stock volume is presented in response to comment two below.)  Because DCR was selling stock for $15.00 per share during the time the purchase/sale transaction was negotiated and closed, we concluded that $15.00 per share was the fair value of the stock comprising a portion of the purchase consideration.  In addition, while the stock was not traded on an exchange, the volume of shares being sold by the company gave us comfort regarding the value of the consideration, and we believed that the value of the shares were not simply a “token down payment” for purposes of determining whether there was sufficient down payment to consider the transaction a sale.

2.           We have read and considered your response to comment eight.  Please tell us the date, volume, counterparties, your relationship with the counterparties, and terms of your sales of common stock contemporaneous with the disposal of CM.  Also, tell us how you considered this information in concluding that the value assigned to your common stock received in the transaction was a valid indicator of its fair value.

The sale of CM was consummated on November 21, 2007; however, the transaction was under consideration for several months prior thereto, and the first offer letter related to the transaction was signed on July 6, 2007. Set forth below is a chart showing sales of our common stock during the months indicated.  All of these sales were for $15.00 per share, in accordance with the terms of the dealer-manager agreement pursuant to which we were then conducting our public offering.  All of these sales were to unaffiliated third parties.

Month	Number of Shares Sold
January 2007	182,022
February 2007	135,136
March 2007	343,968
April 2007	253,435
May 2007	245,587
June 2007	195,998
July 2007	149,307
August 2007	143,831
September 2007	124,384
October 2007	72,280
November 2007	52,261
December 2007	36,565
January 2008	17,003
February 2008	8,511

We considered these sales to unaffiliated third parties as a valid indicator of our common stock’s fair value because $15.00 was the price at which arm’s length sales of our common stock were consummated.

3.           We have read and considered your response to comment nine.  We note that you obtained an opinion that the consideration to be received by Desert in the sale was fair to Desert from a financial point of view.  Please explain how this fairness opinion constitutes a valuation of the assets exchanged that substantiate their value.

The fairness opinion we obtained in connection with the sale of CM was the type of fairness opinion that is typically rendered in merger and acquisition transactions.  The fairness opinion does not constitute a valuation of the assets exchanged in the transaction, and an independent valuation of the assets was not obtained.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (702) 739-9090.

Sincerely,

/s/Stacy M. Riffe
Stacy M. Riffe
Chief Financial Officer